Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement and related Prospectus of Encore Acquisition Company for the registration of the 6.0% Senior Subordinated Notes due 2015, and to the incorporation by reference therein of our reports dated March 7, 2005, with respect to the consolidated financial statements of Encore Acquisition Company, Encore Acquisition Company management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Encore Acquisition Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.
/s/ Ernst & Young, LLP
Fort Worth, Texas
August 3, 2005